

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 20, 2008

Mr. R. A. Walker
Chief Financial Officer
Anadarko Petroleum Corporation
1201 Lake Robbins Drive
Texas, 77380-1046

>　**Re:**　**Anadarko Petroleum Corporation**
>　　　　**Form 10-K for Fiscal Year Ended December 31, 2007**
>　　　　**Filed February 29, 2008**
>　　　　**File No. 001-8968**

Dear Mr. Walker:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Roger Schwall
Assistant Director